DynaResource, Inc.

222 W. Las Colinas Blvd

Suite 1910 North Tower

Irving, Texas 75039

Office of Beverages, Apparel, and Mining

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:	DynaResource, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed April 16, 2018
File No. 000-30371

Ladies and Gentlemen:

We received your letter dated December 18, 2018 seeking additional detail concerning our December 18, 2018 response to your initial November 28, 2018 comments to the referenced Annual Report on Form 10-K for DynaResource, Inc. (the “Company”), File 000-30371. We have restated the Commission’s comment below and have included our response to the comment:

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

Note 1. Nature of Activities and Significant Accounting Policies

Property

Design, Construction and Development Costs, page 57

1.	We have reviewed your response to comment 1 noting you do not believe the costs you capitalized for the medical facility, camp, office infrastructure improvements, tailings pond and liner improvements, new foundation for the Denver Mill, installation cost for Mill #3, other machinery and equipment and transportation equipment related to mine development. Considering you have not established proven and probable reserves for this mine and you continue to be in the exploration stage, please provide us with a detailed discussion of how you determined the probable future economic benefit for each of these capitalized costs, including: (a) your expected proceeds and associated costs from alternative future uses for each of these capitalize costs and (b) the salvage value for each of these capitalized amounts. Also tell us the basis for each of your material assumptions, including providing supporting evidence.

Response:

Because the fiscal 2017 DynaResource mining operations has only one source of revenue, the sale of minerals (primarily gold and silver), extracted and processed from the mining and milling operations, it is impractical to perform a separate detailed analysis of the probable future economic benefit for each of the capitalized costs.

While we had not established “proven and probable reserves” under SEC Guide 7 (please note however the Company does report 402,000 “Indicated” Oz Au and 741,000 “Inferred” Oz Au under the definitions described in Canadian National Instrument 43-101), the Company has established a proven revenue stream from its mining and milling operations. Total revenues for the year ended December 31, 2018 were approximately $14,000,000, an increase of approximately 30% over total revenues received for the year ended December 31, 2017. Forecasted revenue for the year ending December 31, 2019 is $30,000,000. Our analysis of the future economic benefit of the capitalized costs is based on our 2017 and 2018 revenue and the additional revenue we expect to generate through the expansion of our processing facilities in 2019 and thereafter. All the capitalized costs in 2017 discussed in your comments as well as additional costs incurred in 2018 are necessary to support and process the increased mining and milling operations.

None of the capitalizable items have significant expected proceeds from alternative uses or if salvaged. Therefore, neither were factors considered in our determination of the future economic benefit of the assets.

The Company’s mining and milling operations are in the Construction phase, and these assets qualify as construction assets as defined by Guide 7. Construction assets and facilities are infrastructure, building, machinery, plant and equipment necessary to extract, treat, and transport material from the mineral reserve. Per Guide 7, construction assets have a separate measurable life which may be longer or shorter than the mine.

The Company is currently in the process of evaluating what updates and additional disclosures may be required to include in the Company’s Form 10-K for the year ended December 31, 2018 relating to its progression of defining proven or probable reserves on its properties (in addition, the Company will plan to file the NI 43-101 Technical Report referred to above under the revised definitions approved recently by the SEC as an update to SEC Guide 7), as well as whether the Company’s mining and milling operations are currently in the Construction or Production phase as previously defined by Guide 7.

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The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Respectfully,

/s/ K.W. (“K.D.) Diepholz

Chairman / CEO